

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Robert F. Mangano
President and Chief Executive Officer
1ST CONSTITUTION BANCORP
2650 Route 130
Cranbury, New Jersey 08512

     Re: 1ST CONSTITUTION BANCORP
        Registration Statement on Form S-4
        Filed August 14, 2019
        File No. 333-233268

Dear Mr. Mangano:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Livingston at 202-551-3448 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Financial Services